Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2007

FIXED CHARGES:
Interest Expense	$43,715
Amortization of Debt Premium, Discount and Expense	566
Interest Component of Rentals	1,185

Total Fixed Charges	$45,466

EARNINGS:
Net Income before Dividends on Preferred Stock	$89,466
Add:
Income Taxes	56,702
Total Fixed Charges	45,466

Total Earnings	$191,634

Ratio of Earnings to Fixed Charges	4.2